UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                              GULFWEST OIL COMPANY
                                (Name of Issuer)

                    COMMON STOCK, $O.OO1 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    40274P109
                                 (CUSIP Number)

                               J. Virgil Waggoner
                            c/o JVW Investments, Ltd.
                          1111 Bagby Street, Suite 2420
                              Houston, Texas 77002
                                 (713) 651-3003

            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)


                                  JUNE 29, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement. |X| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                               PAGE 2 OF 4


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              J. Virgil Waggoner,   SSN ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [   ]
                                                               (b)    [   ]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS                    PF


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)         [    ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                           USA


                            7.      SOLE VOTING POWER       733,884 (See Item 5)
 NUMBER OF
    SHARES
BENEFICIALLY                8.      SHARED VOTING POWER                 None
  OWNED BY
      EACH
  REPORTING                 9.      SOLE DISPOSITIVE POWER  733,884 (See Item 5)
    PERSON
     WITH
                           10.      SHARED DISPOSITIVE POWER            None


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           733,884 (See Item 5)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES             [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 24.5% based upon 2,968,852 shares of Common Stock outstanding as of the date hereof and 20,000 shares subject to presently exercisable Options held by the Reporting Person.

14.      TYPE OF REPORTING PERSON                             Individual

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                               PAGE 3 OF 4



ITEM 1.           SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of GulfWest Oil Company (the "Company"). The address of the Company's principal executive offices is 16800 Dallas Parkway, Suite 250, Dallas, Texas 75248,


ITEM 2.           IDENTITY AND BACKGROUND.

     (a) - (c) This Statement is being filed by J. Virgil Waggoner (the "Reporting Person"). The business address of the Reporting Person is 1111 Bagby Street, Suite 2420, Houston, Texas 77002. The Reporting Person is President and Chief Executive Officer of JVW Investments, Ltd., a private company. The principal address of JVW Investments, Ltd. is 1111 Bagby Street, Suite 2420, Houston, Texas 77002.

     (d) - (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     615,384 shares of Company Common Stock owned by the Reporting Person were purchased in accordance with the terms of a Common Stock Subscription Agreement, dated June 29, 1998 (the "Subscription Agreement"), by and among the Company and various purchasers including the Reporting Person. Under the Subscription Agreement, the Reporting Person purchased 615,384 shares of Common Stock at $1.625 per share on June 29, 1998 (the "Closing Date"), in consideration for a cash payment of $1,000,000.00. The Reporting Person had previously purchased 98,500 shares of the Company's Common Stock through broker transactions.

     The funds used for the purchase of the Common Stock were the personal funds of the Reporting Person.


ITEM 4.           PURPOSE OF TRANSACTION.

     All of the shares of Common Stock have been acquired for investment. The Reporting Person has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                               PAGE 4 OF 4


     The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule D.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

     (a) - (b) The Reporting Person beneficially owns and has sole voting and dispositive power for 733,884 shares of the Company's Common Stock, which includes (i) 615,384 shares purchased by the Subscription Agreement, (ii) 98,500 shares previously purchased through broker transactions, of which 2,500 shares were purchased during the last sixty days, and (iii) 20,000 shares subject to presently exercisable options. The Reporting Person's current beneficial ownership represents approximately 24.5% of the shares of the Company's Common Stock.

     (c) Other than the  purchase of shares of Common  Stock  disclosed in (a) -
(b) of Item 5, the Reporting Person has not been involved in any share transactions involving the Company during the last sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     The Reporting Person has been a director of the Company since December 1, 1997. During, 1997, the Reporting Person guaranteed the Company's revolving line-of-credit with a financial institution for $2,750,000 in exchange for options to purchase 250,000 and 100,000 shares of the Company's Common Stock at an exercise price of $2.88 and $2.56 per share, respectively.

     On December 15, 1997, the Reporting Person granted a loan to the Company in the amount of $1,000,000.00, bearing interest at the floating Prime Rate, which was 8.5% at the time of the loan, and received options to purchase 150,000 shares of the Company's Common Stock at $2.62 per share. The $1,000,000.00 principal amount of the loan was repaid by the Company on June 29, 1998. The exercise date of the 500,000 options, discussed in this Item 6, is July 1, 1999.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A: Common Stock  Subscription  Agreement  dated June
                             29, 1998, executed by the Reporting Person and accepted by the Company.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   July 6, 1998                        /S/ J. VIRGIL WAGGONER
                                             ----------------------------------
                                             J. VIRGIL WAGGONER

                                                                      EXHIBIT A

                           Form of Subscription Letter

                              GULFWEST OIL COMPANY



GulfWest Oil Company
16800 Dallas Parkway, Suite 250
Dallas, Texas 75248

Gentlemen:

     1. Subscription. The undersigned (the "Investor") subscribes for and agrees to purchase shares of Class A Common Stock ("Shares") issued by GulfWest Oil Company ("GulfWest") in the original principal amount set forth on the signature page below. The Investor acknowledges that this subscription (i) is irrevocable and (ii) is conditioned upon acceptance by or on behalf of GulfWest and may be accepted or rejected in whole or in part by GulfWest in its sole discretion.

     2. Representations and Warranties. To induce GulfWest to accept this subscription, the Investor represents and warrants as follows:

               (a) The Investor has had adequate opportunity to obtain information from and ask questions of the officers or representatives of GulfWest concerning the business of GulfWest. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, is able to bear the risks of an investment in the Shares and understands the risks of, and other considerations relating to, an investment in the Shares.

               (b) The Investor is an "accredited investor" within the meaning of Rule 501(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

               (c) The Shares to be acquired hereunder are being acquired by the Investor for the Investor's own account for investment purposes only and not with a view to resale or distribution.

               (d) The Investor understands that the Shares have not been registered under the Securities Act, the securities laws of any state or the securities laws of any other jurisdiction, nor is such registration contemplated. The Investor understands and agrees further that the Shares must be held indefinitely unless subsequently registered under the Securities Act and these state securities laws or an exemption from registration under the Securities Act and these state securities laws covering the sale of the Shares is available. The Investor understands that legends stating that the Shares have not been registered under the Securities Act and these state securities laws and setting out or referring to the restrictions on the transferability and resale of the Shares will be placed on the Shares. The Investor's overall commitment to GulfWest and other investments which are not readily marketable is not disproportionate to the

          Investor's net worth and the Investor has no need for immediate liquidity in the Investor's investment in the Shares.

               (e) To the full satisfaction of the Investor, the Investor has been furnished any materials the Investor has requested relating to GulfWest or the offering of the Shares, and the Investor has been afforded the opportunity to ask questions of representatives of GulfWest concerning the terms and conditions of the offering and to obtain any additional information the Investor deems necessary. The Investor has carefully read and thoroughly inspected the Private Offering Memorandum dated March 25, 1998 related to the offering of the Shares (the "Memorandum").

               (f) The Investor is not relying upon any other information, representation or warranty by GulfWest, or any of its affiliates or their respective agents in determining to invest in GulfWest. The
          Investor has consulted to the extent deemed appropriate by the Investor with the Investor's own advisers as to the financial, tax, legal and related matters concerning an investment in the Shares and on that basis believes that an investment in the Shares is suitable and appropriate for the Investor.

               (g) This Subscription Agreement has been duly executed by the Investor and constitutes a valid and legally binding agreement of the Investor.

     3. Tax Information. The Investor will complete and return with this Subscription Agreement IRS Form W-9, Payer's Request for Taxpayer Identification Number and Certification. The Investor is not a non-resident alien individual, foreign corporation, foreign partnership, foreign trust or foreign estate (as defined in the Internal Revenue Code of 1986) and the Investor will notify GulfWest within 60 days of a change to foreign status. The Investor agrees to properly execute and provide to GulfWest in a timely manner any tax documentation that may be reasonably required by GulfWest.

     4. Further Advice and Assurances. All information which the Investor has provided to GulfWest is correct and complete as of the date hereof, and the Investor agrees to notify GulfWest immediately if any representation or warranty contained in this Subscription Agreement becomes untrue prior to the Investor's investment in the Shares. The Investor agrees to provide such information and execute and deliver such documents as GulfWest may reasonably request to verify the accuracy of the Investor's representations and warranties herein or to comply with any law or regulation to which GulfWest may be subject.

     5. Payment of Subscription. The Investor shall pay the amount of the Investor's subscription hereunder by delivery of a check to GulfWest. If the Investor's subscription is rejected in whole or in part, the amount rejected shall be promptly returned by check without interest to the Investor.

     6. Registration Rights. In the event that, at any time after the date that is one year following the consummation of the offering described in the Memorandum (the "Offering") and before the date that is three years following the consummation of the Offering, GulfWest files a registration statement on a form promulgated by the Securities and Exchange Commission (the "SEC") pursuant to which the resale of the Shares may be registered (such registration statement, a "Qualifying Registration Statement"), GulfWest will, at Investor's option, cause the resale of the Shares to be registered under the Securities Act (either on a current or continuous or delayed basis) under such Qualifying Registration Statement. Nothing contained herein shall be construed as requiring GulfWest to file a Qualifying Registration Statement at any time. GulfWest's obligations as set forth in this paragraph in any event shall be subject to and limited by (i) applicable law and (ii) if the Qualifying Registration Statement relates to an underwritten offering, the reasonable requirements, conditions and limitations (including but not limited to any limitation upon the number of Shares that may be sold pursuant to the Qualifying Registration Statement) as may be required or imposed by the underwriters of such underwritten offering. GulfWest shall only be required to effect two registrations pursuant to this paragraph. In any event, GulfWest's obligations as set forth in this section shall extinguish on the date that is three years following the consummation of the Offering.

     In the event that, at any time after the date that is six months following the consummation of the Offering and prior to the date that is one year following the consummation of the Offering (the "Registration Period"), the holders of two-thirds of the Shares demand (one time only) that the Company register the resale of their Shares under the Securities Act (a "Demand Registration"), the Company shall promptly register the resale of their Shares under the Securities Act (subject to the right of the Company to defer such registration for a reasonable time in the event that, in the good faith determination of the Board of Directors of the Company, such registration would have a material adverse effect upon the Company). If the Company registers the resale of the Shares through a registration statement allowing the offering the Shares to be registered on a delayed or continuous basis, the Company shall use its reasonable efforts to maintain the effectiveness of such registration statement for a period of one year. In the event that the Company receives a request to effect a Demand Registration during the Registration Period from the holders of one-third of the Shares, the Company shall use its reasonable efforts to apprise all of the holders of the Shares of such request so that the remaining holders may join in such request for a Demand Registration.

     7. Miscellaneous. This Subscription Agreement is not assignable by the Investor without the written consent of GulfWest. The representations and warranties made by the Investor in this Subscription Agreement shall survive the closing of the transactions contemplated hereby and any investigation made by GulfWest. This Agreement may be executed in one or more counterparts, all of which together shall constitute one instrument, and shall be governed by and construed in accordance with the laws of the State of Texas.

     IN  WITNESS  WHEREOF,   the  undersigned  has  executed  this  Subscription
Agreement on the date set forth below.

Amount of Subscription:

$1,000,000  (615.384 Shares)                      INVESTOR:


Date: June 29, 1998                               /s/ J. Virgil Waggoner
                                                  --------------------------





                           ACCEPTANCE OF SUBSCRIPTION

     GulfWest hereby accepts the above application for subscription for Shares.


GulfWest Oil Company



By:  /s/ Jim C. Bigham
     ----------------------------------------
Its: Executive Vice President and Secretary